

May 11, 2009

By U.S. mail and facsimile to (215) 676-2085

Mr. Timothy J. Donahue, Executive Vice President and Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **RE: Crown Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
>
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your response letter dated April 23, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Item 3. Legal Proceedings, page 21

1. We note your response to comment 3 in our letter dated March 26, 2009. However, disclosure regarding the relief sought is required under Item 103 of Regulation S-K. We would not object if you include language similar to the last paragraph of your response to this comment in your future disclosure. Therefore, please provide this information in future filings.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or, in his absence, Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief